UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GCI Liberty, Inc.

(Name of Issuer)

Class A common stock, no par value

Class B common stock, no par value

(Title of Class of Securities)

Class A common stock, no par value: 36164V 305

Class B common stock, no par value: 36164V 404

(CUSIP Number)

Richard N. Baer

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPs: Class A common stock: 36164V 305 Class B common stock: 36164V 404

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common stock: 0 Class B common stock: 0

	8.	Shared Voting Power Class A common stock: 0 Class B common stock: 0

	9.	Sole Dispositive Power Class A common stock: 0 Class B common stock: 0

	10.	Shared Dispositive Power Class A common stock: 0 Class B common stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common stock: 0 Class B common stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) Class A common stock: 0 Class B common stock: 0

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

GCI Liberty, Inc.

This Report on Schedule 13D relates to the Class A common stock, no par value (“GLIBA”), and Class B common stock, no par value (“GLIBB”, and together with GLIBA, the “Common Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer” or “GCI Liberty”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty Interactive”), on March 16, 2018 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 1 to the Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.    Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Split-Off

At 4:01 p.m., New York City time, on March 9, 2018, Liberty Interactive redeemed (a) each outstanding share of its Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of its Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”), for one share of GLIBB, with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty was split-off from Liberty Interactive, and Liberty Interactive ceased to have an equity interest in GCI Liberty.

Item 5.    Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)  The Reporting Person beneficially owns no shares of Common Stock.   The information set forth in Item 5(c) of the Schedule 13D is incorporated by reference into Item 5(a)-(b) of this Amendment.

(c) Other than as described in this Amendment, the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, effected any transactions in respect of the Common Stock since the filing date of the Schedule 13D.

(d)  Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of GLIBA and GLIBB at 4:01 p.m., New York City time, on March 9, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary